UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM SD
SPECIALIZED DISCLOSURE REPORT
_____________________
California Resources Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36478	46-5670947
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 World Trade Center, Suite 1500
Long Beach, California		90831
(Address of Principal Executive Offices)		(Zip Code)

Michael L. Preston
Executive Vice President, Chief Strategy Officer and General Counsel
(888) 848-4754
(Name and telephone number, including area code, of the person to contact in connection with this report.)
_____________________
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from: January 1 to December 31, 2024.
☑    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31,
2024.

Section 2 — Resource Extraction Issuer Disclosure
Item 2.01    Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
California Resources Corporation (the “Company”) is reporting payments made by the Company, its subsidiaries and entities under the Company’s control to the United States Federal Government related to the commercial development of oil, natural gas or minerals during the fiscal year ended December 31, 2024. No such payments were made to any foreign government during the period covered by this report. The specified payment disclosure required by this Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01    Exhibits

The following exhibit is furnished as part of this report.

Exhibit No.	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

California Resources Corporation

/s/ Michael L. Preston		September 19, 2025
Name:	Michael L. Preston	(Date)
Title:	Executive Vice President, Chief Strategy Officer and General Counsel

Exhibit 2.01

Resources Extraction Payment Report

During the fiscal year ended December 31, 2024, California Resources Corporation (the “Company”) made payments to the United States Federal Government for royalties and income taxes related to the commercial development of its oil, natural gas, and natural gas liquids (“NGLs”) in California. No payments were made to foreign governments. U.S. Federal Income Taxes are not allocated to our business segments. All other payments were made by the Company’s oil and natural gas segment and were paid in U.S. dollars. The table below summarizes the payments made by the Company in accordance with Rule 13q-1 of the Securities Exchange Act.

Payment Type	Payment Amount (in thousands)	Project	Resource	Method of Extraction
Royalties	$16,244	Onshore California	Oil, Natural Gas, and NGLs	Well
U.S. Federal Income Taxes	$72,300	(1)	N/A	N/A
(1)The U.S. federal government levies income taxes at the California Resources Corporation level rather than on a per project basis. Income tax payment information in the table above is presented at the California Resources Corporation level.